October 26, 2018

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street N.E.

Washington, DC 20549

Attention: Joshua Lobert and Jennifer Gowetski

RE:                          Government Properties Income Trust

Registration Statement on Form S-4

Filed October 1, 2018

File No. 333-227616

Dear Mr. Lobert and Ms. Gowetski:

This letter responds to your letter, dated October 23, 2018, in connection with the above-captioned registration statement (the “Registration Statement”). Amendment No. 1 to the Registration Statement is being filed simultaneously with this response (the “Amended Registration Statement”). For your convenience, we are also enclosing clean and marked copies of the Amended Registration Statement.

Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text. Our responses thereto are set forth immediately following the reproduced comment to which they relate.

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United States Securities and Exchange Commission

October 26, 2018

Registration Statement on Form S-4

General

1.                                      We note Section 16.1 of your Amended and Restated Bylaws, dated September 7, 2016, regarding mandatory arbitration and Section 17.1 regarding exclusive forum. We also note your risk factor disclosure regarding such provisions in your Annual Report on Form 10-K for the fiscal year ended December 31, 2017. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding the operation of the exclusive forum provision in light of the mandatory arbitration provision. In addition, please revise to:

•                  Further describe the arbitration provision and how this provision will impact your shareholders, including how GOV’s provisions differ, if at all, from SIR’s provisions;

•                  Address any questions as to enforceability of the arbitration provision under federal and state law; and

•                  Clarify whether the arbitration provision applies to claims under the federal securities laws.

Response:  In response to the above comment, disclosure has been added on pages 165 and 166 of the Amended Registration Statement (the “Added Disclosure”).  Below, we include additional information to assist in your review of the Added Disclosure.

Arbitration.  GOV does not intend arbitration to be the exclusive means of resolving disputes.

•                  Absent demand of any party, a dispute would not be resolved by arbitration.  Section 16.1 of GOV’s Amended and Restated Bylaws (“GOV’s Bylaws”), provides, in relevant part, that “[a]ny disputes, claims or controversies brought by or on behalf of any shareholder…, either on his, her or its own behalf, on behalf of the Trust or on behalf of any series or class of shares of beneficial interest of the Trust or shareholders against the Trust or any Trustee, officer, manager (including The RMR Group LLC or its successor), agent or employee of the Trust, including any disputes, claims or controversies relating to the application or enforcement of the Declaration of Trust or these Bylaws (all of which are referred to as “Disputes”) or relating in any way to such a Dispute or Disputes shall, on the demand of any party to such Dispute or Disputes, be resolved through binding and final arbitration…” (emphasis added).

United States Securities and Exchange Commission

October 26, 2018

•                  Likewise, Section 16.1 of GOV’s Bylaws further provides, in relevant part, that the arbitration provisions of GOV’s Bylaws do “not apply to any request for a declaratory judgment or similar action regarding the meaning, interpretation or validity of any provision of the Declaration of Trust or these Bylaws, but such request shall be heard and determined in the exclusive forum provided for in ARTICLE XVII.”  (emphasis added)

•                  In addition, GOV does not intend Section 16.1 of GOV’s Bylaws to require arbitration of a dispute if such requirement is contrary to law.

As stated in the Added Disclosure, GOV believes that the arbitration provisions of its governing documents are enforceable under state law.  Maryland state courts have upheld arbitration bylaws of real estate investment trusts organized under the laws of Maryland, including twice in litigation involving CommonWealth REIT, the arbitration bylaw of which was similar to GOV’s.  See Katz v. CommonWealth REIT, No. 24-C-13-001299 (Md. Cir. Ct. Feb. 19, 2014); Corvex Management LP v. CommonWealth REIT, No. 24-C-13-001111, 2013 WL 1915769 (Md. Cir. Ct. May 8, 2013) at *9 (“Plaintiffs had actual knowledge of [CommonWealth REIT’s] Arbitration Bylaws, and thereby assented to them through its purchases of CWH stock”).

As stated in the Added Disclosure, GOV’s arbitration provisions are intended to apply to federal securities laws claims and GOV believes that such provisions are enforceable under federal law.  While GOV is not aware of any case that specifically upheld the enforceability of an arbitration bylaw of a U.S. public company that requires its shareholders to arbitrate federal securities law claims against the company or its directors or officers, the Supreme Court has repeatedly upheld agreements to arbitrate other federal statutory claims, including those that implicate important federal policies.  Of course, were a court to determine otherwise, arbitration would not apply.

Exclusive Forum.  As noted in the second bullet above, GOV’s Bylaws require that any request by or on behalf of a GOV shareholder for a declaratory judgment or similar action regarding the meaning, interpretation or validity of any provision of GOV’s governing documents be heard and determined in the Circuit Court for Baltimore City, Maryland (the “Circuit Court”).

The exclusive forum provisions of GOV’s Bylaws, by their terms, do not abrogate or supersede any other provision of GOV’s Bylaws which may require the resolution of such disputes by arbitration.  As a result, for disputes by or on behalf of a GOV shareholder, other than those involving a request for a declaratory judgment or similar action regarding the meaning, interpretation or validity of any provision of GOV’s governing documents, the Circuit Court shall be the sole and exclusive forum unless (i) a party demanded arbitration of that dispute in accordance with the arbitration provisions of GOV’s Bylaws or (ii) the Circuit Court does not have jurisdiction (which would include disputes arising under the federal securities laws).

United States Securities and Exchange Commission

October 26, 2018

2.                                      Please revise to describe the exclusive forum provision set forth in your Amended and Restated Bylaws. In addition, we note that such provision identifies the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:  In response to the above comment, disclosure has been added on pages 165 and 166 of the Amended Registration Statement.

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United States Securities and Exchange Commission

October 26, 2018

If you have any questions or concerns, or require additional information, please call me at (617) 796-8183.

Very truly yours,

/s/ Jennifer B. Clark

Jennifer B. Clark

cc:	Howard E. Berkenblit
Sullivan & Worcester LLP

Margaret R. Cohen
Skadden, Arps, Slate, Meagher & Flom LLP